

MAIL STOP 3561

December 1, 2008

Mr. Douglas P. Collier
Chief Financial Officer
Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa CA 92627

      Re: **Volcom, Inc.**
            Form 10-K
            Filed February 29, 2008
            File No. 000-51382

Dear Mr. Collier:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          John Reynolds
                          Assistant Director